                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENT FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )*

                              OMEGA WORLDWIDE, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68210B108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                    Donald J. Savage, K Capital Partners, LLC
                          441 Stuart Street, 6th Floor
                           Boston, Massachusetts 02116
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),

13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)


                               Page 1 of 19 Pages

---------------------                                     ----------------------
 CUSIP No. 68210B108                                        Page 2 of 19 Pages
---------------------                                     ----------------------
--- ----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    K Capital Partners, LLC
--- ----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    / /
                                                                      (b)    / /
--- ----------------------------------------------------------------------------
 3  SEC USE ONLY


--- ----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    AF
--- ----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--- ----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--- ----------------------------------------------------------------------------
------------------ ----- -------------------------------------------------------
                     7   SOLE VOTING POWER
NUMBER OF SHARES         627,007
  BENEFICIALLY     ----- -------------------------------------------------------
   OWNED BY          8   SHARED VOTING POWER
EACH REPORTING           0
 PERSON WITH       ----- -------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                         627,007
                   ----- -------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
------------------ ----- -------------------------------------------------------
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    627,007
--- ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.097%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    00
--- ----------------------------------------------------------------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                        Page 3 of 19 Pages
---------------------                                     ----------------------
--- ----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    K Capital I, L.P.
--- ----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    / /
                                                                      (b)    / /
--- ----------------------------------------------------------------------------
 3  SEC USE ONLY


--- ----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
--- ----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--- ----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--- ----------------------------------------------------------------------------
------------------ ----- -------------------------------------------------------
                     7   SOLE VOTING POWER
NUMBER OF SHARES         25,522
  BENEFICIALLY     ----- -------------------------------------------------------
   OWNED BY          8   SHARED VOTING POWER
EACH REPORTING           0
 PERSON WITH       ----- -------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                         25,522
                   ----- -------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
------------------ ----- -------------------------------------------------------
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,522
--- ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.207%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--- ----------------------------------------------------------------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                        Page 4 of 19 Pages
---------------------                                     ----------------------
--- ----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    K Capital II, L.P.
--- ----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    / /
                                                                      (b)    / /
--- ----------------------------------------------------------------------------
 3  SEC USE ONLY


--- ----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
--- ----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--- ----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--- ----------------------------------------------------------------------------
------------------ ----- -------------------------------------------------------
                     7   SOLE VOTING POWER
NUMBER OF SHARES         389,041
  BENEFICIALLY     ----- -------------------------------------------------------
   OWNED BY          8   SHARED VOTING POWER
EACH REPORTING           0
 PERSON WITH       ----- -------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                         389,041
                   ----- -------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
------------------ ----- -------------------------------------------------------
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    389,041
--- ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.162%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--- ----------------------------------------------------------------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                        Page 5 of 19 Pages
---------------------                                     ----------------------
--- ----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    K Capital Offshore Master Fund (U.S. Dollar), L.P.
--- ----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    / /
                                                                      (b)    / /
--- ----------------------------------------------------------------------------
 3  SEC USE ONLY


--- ----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
--- ----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--- ----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--- ----------------------------------------------------------------------------
------------------ ----- -------------------------------------------------------
                     7   SOLE VOTING POWER
NUMBER OF SHARES         164,286
  BENEFICIALLY     ----- -------------------------------------------------------
   OWNED BY          8   SHARED VOTING POWER
EACH REPORTING           0
 PERSON WITH       ----- -------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                         164,286
                   ----- -------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
------------------ ----- -------------------------------------------------------
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    164,286
--- ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.335%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
--- ----------------------------------------------------------------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                        Page 6 of 19 Pages
---------------------                                     ----------------------
--- ----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harwich Capital Partners, LLC
--- ----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    / /
                                                                      (b)    / /
--- ----------------------------------------------------------------------------
 3  SEC USE ONLY


--- ----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    AF
--- ----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--- ----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--- ----------------------------------------------------------------------------
------------------ ----- -------------------------------------------------------
                     7   SOLE VOTING POWER
NUMBER OF SHARES         627,007
  BENEFICIALLY     ----- -------------------------------------------------------
   OWNED BY          8   SHARED VOTING POWER
EACH REPORTING           0
 PERSON WITH       ----- -------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                         627,007
                   ----- -------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
------------------ ----- -------------------------------------------------------
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    627,007
--- ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.097%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    00
--- ----------------------------------------------------------------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                        Page 7 of 19 Pages
---------------------                                     ----------------------
--- ----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thomas Knott
--- ----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    / /
                                                                      (b)    / /
--- ----------------------------------------------------------------------------
 3  SEC USE ONLY


--- ----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    AF
--- ----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--- ----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
--- ----------------------------------------------------------------------------
------------------ ----- -------------------------------------------------------
                     7   SOLE VOTING POWER
NUMBER OF SHARES         627,007
  BENEFICIALLY     ----- -------------------------------------------------------
   OWNED BY          8   SHARED VOTING POWER
EACH REPORTING           0
 PERSON WITH       ----- -------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                         627,007
                   ----- -------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
------------------ ----- -------------------------------------------------------
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    627,007
--- ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.097%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--- ----------------------------------------------------------------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                        Page 8 of 19 Pages
---------------------                                     ----------------------
--- ----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Abner Kurtin
--- ----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)    / /
                                                                      (b)    / /
--- ----------------------------------------------------------------------------
 3  SEC USE ONLY


--- ----------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    AF
--- ----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

--- ----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S. Citizen
--- ----------------------------------------------------------------------------
------------------ ----- -------------------------------------------------------
                     7   SOLE VOTING POWER
NUMBER OF SHARES         627,007
  BENEFICIALLY     ----- -------------------------------------------------------
   OWNED BY          8   SHARED VOTING POWER
EACH REPORTING           0
 PERSON WITH       ----- -------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                         627,007
                   ----- -------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
------------------ ----- -------------------------------------------------------
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    627,007
--- ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.097%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--- ----------------------------------------------------------------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                        Page 9 of 19 Pages
---------------------                                     ----------------------


ITEM 1.  SECURITY AND ISSUER

         This Report on Schedule 13D relates to shares of common stock, par value $.10 per share (the "Common Stock"), of Omega Worldwide, Inc. (the "Company"), whose principal executive offices are located at 900 Victors Way, Suite 345, Ann Arbor, Michigan 48108.

ITEM 2.  IDENTITY AND BACKGROUND

         This Report is filed by K Capital I, L.P., K Capital II, L.P. and K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively the "Partnership"); K Capital I, L.P. and K Capital II, L.P., are each a Delaware limited partnership having their principal place of business and executive offices at c/o K Capital Partners, LLC, 441 Stuart Street, 6th Floor, Boston, MA 02116; K Capital Offshore Master Fund (U.S. Dollar), L.P. is a limited partnership organized in the Cayman Islands with a registered address at the offices of Walkers Attorneys at Law, Walker House, P.O. Box 265, Georgetown, Grand Cayman, Cayman Islands; K Capital Partners, LLC, a Delaware limited liability company and the sole General Partner of the Partnership (the "General Partner") having its principal place of business and executive offices at 441 Stuart Street, 6th Floor, Boston, MA 02116; Harwich Capital Partners, LLC, a Delaware limited liability company and the Managing Member of the General Partner having its principal place of business at 441 Stuart Street, 6th floor, Boston, Massachusetts 02116; and Thomas Knott and Abner Kurtin, each of whom are the Managing Members of Harwich Capital Partners, LLC, having its principal business address c/o K Capital Partners, LLC, 441 Stuart Street, 6th floor, Boston, Massachusetts 02116 (collectively, the "Reporting Persons"). The principal business of each Reporting Person is to administer, promote, manage and advise private investment pools and any business related thereto or useful in connection therewith. K Capital Partners, LLC is the sole general partner of the Partnership.

         During the past five years or since their inception, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Knott and Mr. Kurtin are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for the transactions described in Item 5(c) were assets of the Partnership and certain other managed accounts.

ITEM 4.  PURPOSE OF TRANSACTION

         The Partnership and certain other managed accounts acquired the Common Stock described in Item 5(c) for investment purposes. None of the Reporting Persons have any current plans or proposals which relate to or would result in:

---------------------                                     ----------------------
 CUSIP No. 68210B108                                       Page 10 of 19 Pages
---------------------                                     ----------------------


    a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

    b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

    c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

    d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    e. Any material change in the present capitalization or dividend policy of the issuer;

    f. Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any change in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

    g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

    h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 1(g)(4) of the Securities Exchange Act of 1934; or

    j.  Any action similar to any of those enumerated above.

        The Reporting Persons believe that the market price of the Company's common stock does not fully reflect the potential value of such shares. Depending upon the market price, it is possible that the Reporting Persons will acquire additional shares of the Company's common stock. The Reporting Persons are continuing to evaluate alternatives that maybe proposed by the Reporting Persons to the Company's management or shareholders in order to realize this potential value. The Reporting Persons currently have no specific plans or proposals. There can be no assurance that any specific plans or proposals will be identified or proposed and if identified or proposed, will be successful in realizing such potential value.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    a. As of June 6, 2000, the Reporting Persons may be deemed to beneficially own 627,007 shares of Common Stock of the Company. Based upon their being

---------------------                                     ----------------------
 CUSIP No. 68210B108                                       Page 11 of 19 Pages
---------------------                                     ----------------------


        12,302,500 shares of Common Stock outstanding, the shares of Common Stock which the Reporting Persons may be deemed to beneficially own represents approximately 5.097% of the outstanding shares of Common Stock of the Company.

    b. In accordance with the Agreement of Limited Partnership, the General Partner has the sole power to vote and the sole power to dispose of the shares of Common Stock of the Company held by the Partnership.

    c. The Reporting Persons have made the following purchases of shares of Common Stock:

--------------------------------------------------------------------------------
                                K Capital I, L.P.
-------------------- ------------------ ------------------ ---------------------
  Transaction Date       # of Shares      Price Per Share    Aggregate Purchase
                                                                    Price
-------------------- ------------------ ------------------ ---------------------
       7/1/99               9,750             $4.125             $40,218.75
-------------------- ------------------ ------------------ ---------------------
       7/8/99                300              $4.0625            $1,218.75
-------------------- ------------------ ------------------ ---------------------
       7/7/99                300              $4.0625            $1,218.75
-------------------- ------------------ ------------------ ---------------------
      8/11/99               1,300             $4.1875            $5,443.75
-------------------- ------------------ ------------------ ---------------------
      6/16/99                171             $4.06251             $694.69
-------------------- ------------------ ------------------ ---------------------
       7/1/99               8,640             $4.125             $35,640.00
-------------------- ------------------ ------------------ ---------------------
       6/9/99                173             $4.06249             $702.81
-------------------- ------------------ ------------------ ---------------------
      8/19/99                920               $4.25             $3,910.00
-------------------- ------------------ ------------------ ---------------------
      6/15/99                76               $4.0625             $308.75
-------------------- ------------------ ------------------ ---------------------
      2/23/00                770               $4.75             $3,657.50
-------------------- ------------------ ------------------ ---------------------
      2/28/00                410               $5.00             $2,050.00
-------------------- ------------------ ------------------ ---------------------
       3/1/00                161              $4.875              $784.88
-------------------- ------------------ ------------------ ---------------------
       3/2/00                335               $4.86             $1,628.10
-------------------- ------------------ ------------------ ---------------------
       4/5/00                115             $4.12504             $474.38
-------------------- ------------------ ------------------ ---------------------
       4/6/00                106               $4.30              $455.80
-------------------- ------------------ ------------------ ---------------------
      4/12/00                427             $4.06251            $1,734.69
-------------------- ------------------ ------------------ ---------------------
      4/13/00                151             $4.06252             $613.44
-------------------- ------------------ ------------------ ---------------------
      4/14/00                300              $4.0625            $1,218.75
-------------------- ------------------ ------------------ ---------------------
      4/17/00                130             $4.11692             $535.20
-------------------- ------------------ ------------------ ---------------------
      4/26/00                194             $4.48191             $869.49
-------------------- ------------------ ------------------ ---------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                       Page 12 of 19 Pages
---------------------                                     ----------------------


-------------------- ------------------ ------------------ ---------------------
      4/27/00                109             $4.48752             $489.14
-------------------- ------------------ ------------------ ---------------------
       5/4/00                15              $4.31267              $64.69
-------------------- ------------------ ------------------ ---------------------
       5/5/00                64               $4.3125             $276.00
-------------------- ------------------ ------------------ ---------------------
       6/6/00                449             $4.09341            $1,837.94
-------------------- ------------------ ------------------ ---------------------
      6/13/00                156              $3.925              $612.30
-------------------- ------------------ ------------------ ---------------------

--------------------------------------------------------------------------------
                               K Capital II, L.P.
-------------------- ------------------ ------------------ ---------------------
  Transaction Date       # of Shares      Price Per Share    Aggregate Purchase
                                                                    Price
-------------------- ------------------ ------------------ ---------------------
       6/2/99               1,000             $4.125             $4,125.00
-------------------- ------------------ ------------------ ---------------------
       7/7/99               4,700             $4.0625            $19,093.75
-------------------- ------------------ ------------------ ---------------------
       7/8/99               4,700             $4.0625            $19,093.75
-------------------- ------------------ ------------------ ---------------------
      8/19/99              13,150              $4.25             $55,887.50
-------------------- ------------------ ------------------ ---------------------
      5/25/99               3,950             $4.125             $16,293.75
-------------------- ------------------ ------------------ ---------------------
       6/9/99               6,927             $4.0625            $28,140.94
-------------------- ------------------ ------------------ ---------------------
      5/24/99               1,200             $4.125             $4,950.00
-------------------- ------------------ ------------------ ---------------------
      5/19/99                940              $4.125             $3,877.50
-------------------- ------------------ ------------------ ---------------------
      5/17/99                500              $4.125             $2,062.50
-------------------- ------------------ ------------------ ---------------------
       5/7/99               2,250             $4.125             $9,281.25
-------------------- ------------------ ------------------ ---------------------
      4/19/99                600              $4.125             $2,475.00
-------------------- ------------------ ------------------ ---------------------
       6/2/99               1,980             $4.125             $8,167.50
-------------------- ------------------ ------------------ ---------------------
       7/1/99              135,360            $4.125            $558,360.00
-------------------- ------------------ ------------------ ---------------------
      5/26/99               1,280             $4.125             $5,280.00
-------------------- ------------------ ------------------ ---------------------
      5/24/99               4,100             $4.125             $16,912.50
-------------------- ------------------ ------------------ ---------------------
       6/2/99               2,400             $4.125             $9,900.00
-------------------- ------------------ ------------------ ---------------------
      5/21/99               1,100             $4.125             $4,537.50
-------------------- ------------------ ------------------ ---------------------
      5/17/99               1,800             $4.125             $7,425.00
-------------------- ------------------ ------------------ ---------------------
      6/15/99               3,024             $4.0625            $12,285.00
-------------------- ------------------ ------------------ ---------------------
      5/14/99                950              $4.125             $3,918.75
-------------------- ------------------ ------------------ ---------------------
      4/19/99               1,800             $4.125             $7,425.00
-------------------- ------------------ ------------------ ---------------------
       6/2/99                 558             $4.125             $2,301.75
-------------------- ------------------ ------------------ ---------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                       Page 13 of 19 Pages
---------------------                                     ----------------------


-------------------- ------------------ ------------------ ---------------------
       6/2/99               3,400             $4.125            $14,025.00
-------------------- ------------------ ------------------ ---------------------
      9/28/99               1,270             $4.0625            $5,159.38
-------------------- ------------------ ------------------ ---------------------
      5/26/99               4,520             $4.125             $18,645.00
-------------------- ------------------ ------------------ ---------------------
       6/2/99                700              $4.125             $2,887.50
 ------------------- ------------------ ------------------ ---------------------
      5/25/99               1,115             $4.125             $4,599.38
-------------------- ------------------ ------------------ ---------------------
      5/21/99               3,900             $4.125             $16,087.50
-------------------- ------------------ ------------------ ---------------------
       7/1/99              98,250             $4.125            $405,281.25
-------------------- ------------------ ------------------ ---------------------
      5/19/99                260              $4.125             $1,072.50
-------------------- ------------------ ------------------ ---------------------
      5/14/99               3,350             $4.125             $13,818.75
-------------------- ------------------ ------------------ ---------------------
      6/16/99               6,829             $4.0625            $27,742.81
-------------------- ------------------ ------------------ ---------------------
       5/7/99                650              $4.125             $2,681.25
-------------------- ------------------ ------------------ ---------------------
      2/23/00              14,025              $4.75             $66,618.75
-------------------- ------------------ ------------------ ---------------------
      2/28/00               7,465              $5.00             $37,325.00
-------------------- ------------------ ------------------ ---------------------
       3/1/00               3,102             $4.875             $15,122.25
-------------------- ------------------ ------------------ ---------------------
       3/2/00               6,706              $4.86             $32,591.16
-------------------- ------------------ ------------------ ---------------------
       4/5/00               2,112             $4.125             $8,712.00
-------------------- ------------------ ------------------ ---------------------
       4/6/00               1,945              $4.30             $8,363.50
-------------------- ------------------ ------------------ ---------------------
      4/12/00               7,837             $4.0625            $31,837.81
-------------------- ------------------ ------------------ ---------------------
      4/13/00               2,779             $4.0625            $11,289.69
-------------------- ------------------ ------------------ ---------------------
      4/14/00               4,900             $4.0625            $19,906.25
-------------------- ------------------ ------------------ ---------------------
      4/17/00               2,390             $4.1169            $9,839.39
-------------------- ------------------ ------------------ ---------------------
      4/26/00               3,557             $4.4819            $15,942.12
-------------------- ------------------ ------------------ ---------------------
      4/27/00               2,001             $4.4875            $8,979.49
-------------------- ------------------ ------------------ ---------------------
       5/4/00                278             $4.31252            $1,198.88
-------------------- ------------------ ------------------ ---------------------
       5/5/00               1,167             $4.3125            $5,032.69
-------------------- ------------------ ------------------ ---------------------
       6/6/00               7,619             $4.0934            $31,187.61
-------------------- ------------------ ------------------ ---------------------
      6/13/00               2,645             $3.925             $10,381.63
-------------------- ------------------ ------------------ ---------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                       Page 14 of 19 Pages
---------------------                                     ----------------------


--------------------------------------------------------------------------------
               K Capital Offshore Master Fund (U.S. Dollar), L.P.
-------------------- ------------------ ------------------ ---------------------
  Transaction Date       # of Shares      Price Per Share    Aggregate Purchase
                                                                   Price
-------------------- ------------------ ------------------ ---------------------
      9/28/99               2,730             $4.0625            $11,090.63
-------------------- ------------------ ------------------ ---------------------
      8/19/99                930               $4.25             $3,952.50
-------------------- ------------------ ------------------ ---------------------
      9/30/99              20,000             $4.0625            $81,250.00
-------------------- ------------------ ------------------ ---------------------
      8/11/99              15,500             $4.1875            $64,906.25
-------------------- ------------------ ------------------ ---------------------
      9/21/99               4,300              $4.08             $17,544.00
-------------------- ------------------ ------------------ ---------------------
       8/6/99               5,200             $4.125             $21,450.00
-------------------- ------------------ ------------------ ---------------------
      9/21/99              10,000             $4.0625            $40,625.00
-------------------- ------------------ ------------------ ---------------------
      9/17/99               2,779              $4.20             $11,671.80
-------------------- ------------------ ------------------ ---------------------
      10/6/99              25,000             $4.0625           $101,562.50
-------------------- ------------------ ------------------ ---------------------
      1/21/00               6,000             $4.1875            $25,125.00
-------------------- ------------------ ------------------ ---------------------
      2/23/00               6,735              $4.75             $31,991.25
-------------------- ------------------ ------------------ ---------------------
      2/28/00               3,585              $5.00             $17,925.00
-------------------- ------------------ ------------------ ---------------------
       3/1/00               1,466             $4.875             $7,146.75
-------------------- ------------------ ------------------ ---------------------
       3/2/00               3,099              $4.86             $15,061.14
-------------------- ------------------ ------------------ ---------------------
       4/5/00                793             $4.12499            $3,271.12
-------------------- ------------------ ------------------ ---------------------
       4/6/00                730               $4.30             $3,139.00
-------------------- ------------------ ------------------ ---------------------
      4/12/00               2,943             $4.0625            $11,955.94
-------------------- ------------------ ------------------ ---------------------
      4/13/00               1,044             $4.0625            $4,241.25
-------------------- ------------------ ------------------ ---------------------
      4/14/00               1,800             $4.0625            $7,312.50
-------------------- ------------------ ------------------ ---------------------
      4/17/00                897              $4.1169            $3,692.86
-------------------- ------------------ ------------------ ---------------------
      4/18/00               2,200             $4.125             $9,075.00
-------------------- ------------------ ------------------ ---------------------
      4/18/00               2,500             $4.155             $10,387.50
-------------------- ------------------ ------------------ ---------------------
      4/26/00               1,336             $4.4819            $5,987.82
-------------------- ------------------ ------------------ ---------------------
      4/27/00                751              $4.4875            $3,370.11
-------------------- ------------------ ------------------ ---------------------
       5/4/00                104              $4.3125             $448.50
-------------------- ------------------ ------------------ ---------------------
       5/5/00                438             $4.31251            $1,888.88
-------------------- ------------------ ------------------ ---------------------
       5/9/00               1,200              $4.30             $5,160.00
-------------------- ------------------ ------------------ ---------------------
      5/10/00               2,300              $4.25             $9,775.00
-------------------- ------------------ ------------------ ---------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                       Page 15 of 19 Pages
---------------------                                     ----------------------

-------------------- ------------------ ------------------ ---------------------
      5/10/00              14,500             $4.2353            $61,411.85
-------------------- ------------------ ------------------ ---------------------
      5/11/00               5,000             $4.1125            $20,562.50
-------------------- ------------------ ------------------ ---------------------
      5/12/00               4,800              $4.05             $19,440.00
-------------------- ------------------ ------------------ ---------------------
      5/18/00                400               $4.05             $1,620.00
-------------------- ------------------ ------------------ ---------------------
      5/19/00               2,000             $4.175             $8,350.00
-------------------- ------------------ ------------------ ---------------------
      5/23/00                400               $4.05             $1,620.00
-------------------- ------------------ ------------------ ---------------------
      5/24/00               5,000              $4.05             $20,250.00
-------------------- ------------------ ------------------ ---------------------
      5/25/00               1,000              $4.05             $4,050.00
-------------------- ------------------ ------------------ ---------------------
       6/6/00               3,285             $4.0934            $13,446.82
-------------------- ------------------ ------------------ ---------------------
      6/12/00                400              $3.925             $1,570.00
-------------------- ------------------ ------------------ ---------------------
      6/13/00               1,141             $3.925             $4,478.43
-------------------- ------------------ ------------------ ---------------------

         In addition, other accounts under the management of the General Partner have made the following purchases of 48,158 shares of Common Stock.

--------------------------------------------------------------------------------
                                 Other Accounts
-------------------- ------------------ ------------------ ---------------------
  Transaction Date       # of Shares      Price Per Share    Aggregate Purchase
                                                                    Price
-------------------- ------------------ ------------------ ---------------------
      9/17/99               7,419              $4.20             $31,159.80
-------------------- ------------------ ------------------ ---------------------
      9/10/99              17,900              $4.26             $76,254.00
-------------------- ------------------ ------------------ ---------------------
      2/23/00               3,470              $4.75             $16,482.50
-------------------- ------------------ ------------------ ---------------------
      2/28/00               1,846              $5.00             $9,230.00
-------------------- ------------------ ------------------ ---------------------
       3/1/00               1,471             $4.875             $7,171.13
-------------------- ------------------ ------------------ ---------------------
       3/2/00               3,060              $4.86             $14,871.60
-------------------- ------------------ ------------------ ---------------------
       4/5/00                780              $4.125             $3,217.50
-------------------- ------------------ ------------------ ---------------------
       4/6/00                719               $4.30             $3,091.70
-------------------- ------------------ ------------------ ---------------------
      4/12/00               2,893             $4.0625            $11,752.81
-------------------- ------------------ ------------------ ---------------------
      4/13/00               1,026             $4.0625            $4,168.13
-------------------- ------------------ ------------------ ---------------------
      4/17/00                883              $4.1169            $3,635.22
-------------------- ------------------ ------------------ ---------------------
      4/26/00               1,313             $4.4819            $5,884.73
-------------------- ------------------ ------------------ ---------------------
      4/27/00                739              $4.4875            $3,316.26
-------------------- ------------------ ------------------ ---------------------
       5/4/00                103             $4.31252             $444.19
-------------------- ------------------ ------------------ ---------------------
       5/5/00                431             $4.31251            $1,858.69
-------------------- ------------------ ------------------ ---------------------

---------------------                                     ----------------------
 CUSIP No. 68210B108                                       Page 16 of 19 Pages
---------------------                                     ----------------------

-------------------- ------------------ ------------------ ---------------------
       6/6/00               3,047             $4.0934            $12,472.59
-------------------- ------------------ ------------------ ---------------------
      6/13/00               1,058             $3.925             $4,152.65
-------------------- ------------------ ------------------ ---------------------


        All transactions were made in the open market on NASDAQ.

    d. Each Partnership is a limited partnership. Each member of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents.

    e.  Not Applicable.

         The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of the Partnership.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

         EXECUTED as a sealed instrument this 15th day of June, 2000.

                           K Capital I, L.P.

                           By:    /S/ THOMAS KNOTT
                                  ----------------------------------------------
                                  K Capital Partners, LLC, General Partner by:
                                  Harwich Capital Partners LLC, its Managing
                                  Member, by Thomas Knott, its Managing Member

                           K Capital II, L.P.

                           By:    /S/ THOMAS KNOTT
                                  ----------------------------------------------
                                  K Capital Partners, LLC, General Partner by:
                                  Harwich Capital Partners LLC, its Managing
                                  Member, by Thomas Knott, its Manager Member

                           K Capital Offshore Master Fund (U.S. Dollar), L.P.

                           By:    /S/ THOMAS KNOTT
                                  ----------------------------------------------
                                  K Capital Partners, LLC, General Partner by:
                                  Harwich Capital Partners LLC, its Managing
                                  Member, by Thomas Knott, its Managing Member

                           K Capital Partners, LLC

                           By:    /S/ THOMAS KNOTT
                                  ----------------------------------------------
                                  Harwich Capital Partners, LLC
                                  by Thomas Knott, its Managing Member

                           Harwich Capital Partners, LLC

                           By:    /S/ THOMAS KNOTT
                                  ----------------------------------------------
                                  Thomas Knott, its Managing Member

                           /S/ THOMAS KNOTT
                           ----------------------------------------------
                           Thomas Knott

                           /S/ ABNER KURTIN
                           ----------------------------------------------
                           Abner Kurtin

EXHIBIT 1
                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Omega Worldwide, Inc, and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acqusition statements.

         EXECUTED as a sealed instrument this 15th day of June, 2000.

                           K Capital I, L.P.

                           By:  /S/ THOMAS KNOTT
                                ------------------------------------------------
                                K Capital Partners, LLC, General
                                Partner by: Harwich Capital
                                Partners LLC, its Managing
                                Member, by Thomas Knott, its
                                Managing Member

                            K Capital II, L.P.

                            By: /S/ THOMAS KNOTT
                                ------------------------------------------------
                                K Capital Partners, LLC, General  Partner by:
                                Harwich Capital Partners LLC, its Managing
                                Member, by Thomas Knott, its Manager Member

                            K Capital Offshore Master Fund (U.S. Dollar), L.P.

                            By: /S/ THOMAS KNOTT
                                ------------------------------------------------
                                K Capital Partners, LLC, General
                                Partner by: Harwich Capital
                                Partners LLC, its Managing
                                Member, by Thomas Knott, its
                                Managing Member

                            K Capital Partners, LLC

                            By: /S/ THOMAS KNOTT
                                ------------------------------------------------
                                Harwich Capital Partners, LLC
                                by Thomas Knott, its Managing Member

                            Harwich Capital Partners, LLC

                            By: /S/ THOMAS KNOTT
                                ------------------------------------------------
                                Thomas Knott, its Managing Member

                            /S/ THOMAS KNOTT
                            ------------------------------------------------
                            Thomas Knott

                            /S/ABNER KURTIN
                            ------------------------------------------------
                            Abner Kurtin